Mail Stop 0510

      May 26, 2005

via U.S. mail and facsimile

Mr. John R. Nieser
Chief Financial Officer
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX  77027

	RE:	Form 10-K for the fiscal year ended December 31, 2004

			File No. 1-14472

Dear Mr. Nieser:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at
(202) 551-3866 or, in his absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE